December 15, 2006



By Facsimile and EDGAR Filing

Mr. William Choi
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

	RE: Comment Letter of December 1, 2006 - Willamette Valley Vineyards,
Inc.

Dear Mr. Choi:

We have reviewed the Comment Letter of December 1, 2006 and provide our responses below, which are keyed to correspond to your numbered comments. Based on your comments, future filings will be revised to address the Comment Letter and responses provided herein.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business

Vineyard

1. We note that you entered into a long-term grape purchase agreement with a grower from whom you must purchase their yield at fixed contract prices through 2015. Please revise future filings to disclose the significant terms of the long-term grape purchase agreement in the footnotes to your financial statements. Please also disclose the future minimum payments under the agreement, as applicable. In responding to our comment, please provide us with all pertinent terms of the agreement, including the quantities to be purchased, repercussions for non-performance, and any provisions that convey the right to use of the underlying property.

The long-term grape purchase agreement the Company entered into was for 40 acres of Pinot Gris and 50 acres of Riesling, each planted in 2005. The Company agreed to purchase the wine grape crop produced by the specific vineyard location for fixed prices per ton according to the following schedule:
	Year of Delivery		Price per Ton
	2007 					$850
	2009 					$854
	2011 					$859
	2013 					$863
	2015 					$867
The Company is obligated to purchase 100% of the crop produced, up to 5.0 tons per acre for Pinot Gris and 6.0 tons per acre for Riesling, equating to maximum payments of $433,500 per year. We cannot calculate the minimum payment as such a calculation is dependent in large part on an unknown - the amount of grapes produced in any given year. If there are no grapes produced in any given year, or if the grapes are rejected for failure to meet contractual quality standards, the Company has no payment obligation for that year. Failure of the Grower to comply with the provisions of the contract would constitute a default, allowing the Company to recover damages, including expected lost profits. The Company has no right to use of the underlying property.

Notes to Financial Statements

1. Summary of Operations, Basis of Presentation and Significant Accounting Policies

Cost of Goods Sold
2.	Please tell us how you allocate administrative support, purchasing, receiving, warehousing, and other fixed overhead costs to inventory units. Please also tell us the percentage of the total cost that these various fixed costs represent.

Administrative support, purchasing, receiving and most other fixed overhead costs are expensed as Selling, General and Administrative expenses without regard to inventory units. Warehouse and production facilities costs, which make up less than 10 percent of total costs, are allocated to inventory units on a per gallon basis during the production of wine, prior to bottling the final product. No further costs are allocated to inventory units after bottling.

11. Commitments and Contingencies

3.	We note that you deferred only a portion of the total gain on your
December 2005 sale-leaseback transaction. Since it appears you recognized the remaining gain in income on the date of sale, please tell us and clarify your disclosures in future filings to clearly indicate why you did not defer the entire gain on the sale.

The December 2004 sale transaction included 75.3 acres of property. The leaseback transaction was for 12.7 acres of planted vineyard and 30 acres of land that was planted with wine grapes in 2005. The resulting leaseback portion of the property is 42.7 acres, while the remaining 32.6 acres is not subject to the leaseback. The gain related to the 42.7 acres was deferred over the life of the lease, while the gain related to the 32.6 acres was recognized in the period of the sale transaction.

We will clarify our future filings accordingly.

Controls and Procedures

4.	We note your disclosure that your Chief Executive Officer and Chief
Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your filing is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Please confirm to us, if true, and revise your disclosure in future filings to indicate that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

	Based on evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of September 30, 2006 were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities and Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

	We will revise our future filings accordingly.

5.	We note that you designed your disclosure controls and procedures to provide "reasonable assurance" of achieving the desired control objectives.
In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the "reasonable assurance" level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance. Please note your statement that a control procedure "can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met" is not sufficient in this regard.

	We will revise our future filings accordingly.

Form 10-QSB for the Quarter Ended September 30, 2006

Notes to Unaudited Interim Financial Statements

2) Stock Based Compensation

6.	We note that you adopted SFAS No. 123(R) effective January 1, 2006.
Please revise future filings to disclose the effect of the change on income before income taxes, net income, cash flow from operations, cash flow from financing activities and basic and diluted earnings per share. Please also disclose the methodology you used to transition to accounting for stock-based compensation using the fair value method. For awards modified in anticipation of adopting SFAS 123(R), please tell us and disclose the reasons for modifying the terms of the applicable awards. Refer to paragraphs 74-78 and 84 of SFAS No. 123(R) and SAB Topic 14-K.

	On December 12, 2005 the Board of Directors of Willamette Valley Vineyards, Inc. (the "Company") approved the accelerated vesting (the "Acceleration") of unvested stock options to purchase 130,750 shares of common stock previously granted to employees and officers under the Company's 1992 Stock Incentive Plan and 2002 Stock Option Plan with exercise prices of $1.46- $4.98 per share. The Acceleration was effective as of December 23, 2005, and
the exercise prices of all the options vested were not changed. 	As a
result of the Acceleration, the Company expected to reduce its exposure to the effects of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 123(R), Share-Based Payment. The Acceleration resulted in an increase in pro-forma stock-based compensation expense net of tax of approximately $114,897 in 2005 and a reduction in future stock-based compensation expense and administrative costs associated with complying with SFAS No. 123(R).

	After reviewing SFAS No. 123(R), SAB Topic 14-K and FIN 44, we determined that the lives of the awards, the exercise prices and the number of shares to be issued were unchanged by the Acceleration.

	We will revise our future filings accordingly.


7.	Please reconcile for us the difference between the product of the shares and weighted average exercise price of options exercised during the nine months ended September 30, 2006 and the amount you present as proceeds from stock options exercised in the cash flows from financing activities section of your statement of cash flows for the same period.

                                          Exercise        Proceeds
                               Shares       price       from Exercise

  Stock Options Exercised       4,000    $  3.289     $  13,156.00
                                1,000       3.00          3,000.00
                                1,500       1.81	  2,715.00
                                4,000       1.5625	  6,250.00
                                1,500       1.50	  2,250.00
                                7,500       3.76	 28,200.00
                                1,000       2.75	  2,750.00
                               10,000       1.75	 17,500.00
                                6,500       1.6875	 10,968.75
                               30,000       1.5625	 46,875.00
                                4,000       1.50	  6,000.00
                                8,000       1.46	 11,680.00
                               25,000       1.75	 43,750.00
                                4,000       1.5625	  6,250.00
                                1,500       1.50	  2,250.00

  Total Options               109,500    $  1.8593     $ 203,594.75

  Stock Warrant Exercised      15,000    $  3.42       $  51,300.00

  Total from Option and
    Warrant Exercise          124,500    $  2.0473     $ 254,894.75

There was a rounding or typing error in weighted average exercise price presented in the stock option activity table for the nine months ended September 30, 2006. The weighted average was presented as $1.85, and was actually $1.8593, rounding to $1.86.

This letter also will confirm the Company's understanding and acknowledgement that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments after reviewing our responses. Please feel free to contact the undersigned with any questions.


Very truly yours,




Sean M. Cary
Chief Financial Officer